RECEIVED

2006 JAN 11 P 3:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4018

January 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06010191

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the corporate calendar on fiscal 2006 of RWE Group.

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Döss)
or 0049 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E Aktiengesellschaft

i.a.

- Dr. Döss-

ppa.

- Alphéus-

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. Thomas R. Fischer

Vorstand:
Harry Roels
(Vorsitzender)
Berthold A. Bonekamp
Alwin Fitting
Dr. Klaus Sturany
Jan Zilius

Sitz der Gesellschaft: Essen
Eingetragen beim

Corporate Calendar RWE Group 2006*

02/23/2006	Annual report for fiscal 2005 – Press conference – Analyst conference
04/13/2006	Annual General Meeting
04/18/2006	Ex-dividend date
05/15/2006	Interim report for the first quarter of 2006 with analyst conference call
08/10/2006	Interim report for the first half of 2006 – Press conference – Analyst conference
11/09/2006	Interim report for the first three quarters of 2006 with analyst conference call

* All events will be broadcast live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our Web site for at least three months.